
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 10, 2015

Robert Rowe
Chief Executive Officer
Global Boatworks Holdings, Inc.
2637 Atlantic Blvd. #134
Pompano Beach, FL 33062

> **Re: Global Boatworks Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-205604**

Dear Mr. Rowe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2015 letter.

Selling Stockholders, page 21

1. We note from the fee table and the cover page of the prospectus that this registration statement registers the offering of 1,130,000 shares by certain selling shareholders. We also note that the fourth column of the selling shareholder table only discloses the resale of 720,000 shares. Please reconcile and revise as applicable.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Brenda Hamilton, Esq.
        Hamilton & Associates Law Group, P.A.